FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

Athens, November 9th, 2016

NEW COMPOSITION OF THE BOARD OF DIRECTORS

National Bank of Greece S.A. announces that today, 9/11/2016, its Board of Directors convened and resolved by absolute majority upon its reconstitution into a body as follows:

•                      Mr. Panayotis-Aristidis (Takis) Thomopoulos, BoD Chairman, Non-executive member

•                      Mr. Petros Sabatacakis, BoD Vice-Chairman, Independent non-executive member

•                      Mr. Leonidas Fragkiadakis, Chief Executive Officer, Executive member

•                      Mr. Dimitrios Dimopoulos, Deputy Chief Executive Officer, Executive member

•                      Mr. Paul Mylonas, Deputy Chief Executive Officer, Executive member

•                      Mr. Arthur Michael Royal Aynsley, Independent non-executive member

•                      Ms. Marianne Økland, Independent non-executive member

•                      Mr. Claude Piret, Independent non-executive member

•                      Mr. Stavros Koukos, Non-executive member

•                      Mr. Efthymios Katsikas, Non-executive member

•                      Mr. Spyridon Lorentziadis, Non-executive member

•                      Mr. Charalampos Makkas, Independent non-executive member

•                      Mr. Panagiotis Leftheris, Representative of the Hellenic Financial Stability Fund

Mr. Panos Dasmanoglou, Assistant General Manager — Group Chief Compliance and Corporate Governance Officer was appointed Secretary of the Board and its Committees.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

Following his election as Chairman of the Bank’s Board of Directors, Mr. Panayotis (Takis) Thomopoulos, addressed the Board members and noted that “he will make every effort, in the context of his responsibilities, for further enhancement and development of the National Bank and for development of its human resources for the economy and society. Mr. Thomopoulos noted that this will be done in full cooperation with the Chief Executive Officer, but also with the Bank’s main shareholder, the Hellenic Financial Stability Fund”.

The Bank’s Chief Executive Officer, Mr. Leonidas Fragkiadakis, stated that “the National Bank will dynamically continue implementing its strategy with a view to achieving targets and actions of the Restructuring Plan. In this context, the Bank will continue operating with dedication to corporate governance rules and with respect to the supervisory authorities, its shareholders and its customers. Additionally, Mr. Fragkiadakis stated that, the National Bank, acknowledging the significant role of the Hellenic Financial Stability Fund as main shareholder, will contribute with all its powers to further enhancement of cooperation with the Fund, in the context of the principles deriving from the legal and regulatory framework”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: November 9th, 2016
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 9th, 2016
Director, Financial Division